Exhibit 99.1

China Rapid Finance Announces up to US$20 Million Share Repurchase Program

SHANGHAI, August 15, 2018 /PRNewswire/ -- China Rapid Finance Limited (“CRF” or “the Company”) (NYSE: XRF), operator of one of China's largest consumer lending marketplaces, announced that its board of directors approved a share repurchase program whereby the Company is authorized to repurchase its ordinary shares in the form of American depositary shares with an aggregate value of up to US$20 million.

Dr. Zane Wang, Chief Executive Officer, Founder and Chairman, said, “With this share repurchase authorization, our board is making a strong statement about our confidence in the future of the Company.  We have more than enough cash to fund our current operations and expect to be operating profitably in the near future.  The Board and management team firmly believe that the Company’s current stock market valuation reflects neither the untapped value of our established customer relationships and the business we have built, nor our prospects for future growth.”

The approved share repurchase may be effected on the open market at prevailing market prices, depending on a number of factors, including, but not limited to, share price, trading volume and general market conditions, along with the Company's working capital requirements, general business conditions and other factors, as well as subject to applicable rules and regulations, including requirements of Rule 10b5-1 and/or Rule 10b-18 under the Securities Exchange Act of 1934, as amended.  The Company’s board of directors will review the share repurchase program periodically, and may authorize adjustment of its terms and size.  The Company plans to fund the purchases out of its existing cash balance or future cash provided by operating activities.

About China Rapid Finance

China Rapid Finance operates a leading online consumer finance marketplace in China, facilitating millions of loans annually. The Company deploys machine learning and proprietary decision technology to facilitate affordable digital credit for one of the world's largest untapped consumer credit markets: China's 500 million emerging mobile-active consumers. China Rapid Finance operates a pure play marketplace, and does not take credit risk. The Company utilizes its proprietary, mobile-first technology to efficiently select creditworthy consumers for its platform. China Rapid Finance facilitates smaller, shorter-term initial loans to these qualified consumers and then enables larger, longer-term loans for repeat borrowers who demonstrate positive credit behavior. This differentiated strategy positions the platform to attract and retain high quality consumers who generate significant customer lifetime value. China Rapid Finance was founded by Dr. Zane Wang, who has decades of consumer credit experience in the U.S. and China, and is governed by a global board of directors. For more information, please visit http://ChinaRapidFinance.InvestorRoom.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as "may," "will," "expects," "anticipates," "aims," "future," "intends," "plans," "believes," "estimates," "likely to" and similar statements. Among other things, quotations from management in this announcement, China Rapid Finance's financial outlook as well as China Rapid Finance's strategic and operational plans contain forward-looking statements. China Rapid Finance may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Rapid Finance's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: unexpected difficulties in China Rapid Finance's pursuit of its goals and strategies; the unexpected developments, including slow growth, in the consumer lending market; reduced demand for, and market acceptance of, China Rapid Finance's products and services; difficulties keeping and strengthening relationships with borrowers or investors; difficulties of expanding data and channel partnerships, potentially costly servicing activities; competition in the consumer lending market; PRC governmental regulations and policies; and general economic and business conditions in the regions where China Rapid Finance provides products and services. Further information regarding these and other risks is included in China Rapid Finance's reports filed with, or furnished to, the Securities and Exchange Commission. All information provided in this announcement and in the attachments is as of the date of this announcement, and China Rapid Finance undertakes no duty to update such information except as required under applicable law.

Investor Relations Contacts:

In China:

China Rapid Finance
Sean Zhang
Tel: +86 (21) 6032-5999
Email: IR@crfchina.com

Or

The Blueshirt Group

Gary T. Dvorchak, CFA
Tel: +86 (138) 1079-1480
Email: gary@blueshirtgroup.com

In US:

The Blueshirt Group

Ralph Fong
Tel: +1 (415) 489-2195
Email: ralph@blueshirtgroup.com